U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

     Vivendi S.A.(1)
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   (Last)                            (First)              (Middle)

     42 avenue de Friedland
     75380 Paris Cedex 08
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                                    (Street)

     Paris, France
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   (City)                            (State)                (Zip)


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2.   Date of Event Requiring Statement (Month/Day/Year)

     6/19/00
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     Not applicable
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4.   Issuer Name and Ticker or Trading Symbol

     The Seagram Company Ltd. (NYSE: VO)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [X]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [ ]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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


                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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


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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Option to Purchase       See        See             Common Stock,          86,862,212     $77.35              D
                         Explana-   Explana-        no par value
                         tion of    tion of
                         Responses  Responses
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
Explanation of Responses:

On June 19, 2000, Vivendi S.A. ("Vivendi"), Canal Plus S.A., Sofiee S.A., 3744531 Canada Inc. and The Seagram Company Ltd. ("Seagram") entered into a Merger Agreement (the "Merger Agreement"). In connection with the Merger Agreement, Vivendi and Seagram entered into an Option Agreement (the "Option Agreement") pursuant to which Seagram granted to Vivendi an irrevocable option (the "Option") to purchase up to 86,862,212 shares of common stock, no par value, of Seagram ("Seagram Common Stock), subject to adjustment, representing approximately 19.9% of the Seagram Common Stock issued and outstanding on June 19, 2000, at a purchase price per share equal to $77.35, subject to adjustment. The Option may be exercised by Vivendi at any time after Vivendi becomes entitled to receive, pursuant to the Merger Agreement, the Seagram Fee (as defined in Section 6.3(1) of the Merger Agreement). The Option will terminate upon the earliest of (i) the effective time of the Merger, (ii) the date on which the Option is exercised in full and (iii) the date of termination of the Merger Agreement (unless Vivendi has the potential right to receive the Seagram Fee, in which case the Option will not terminate until the later of (x) 30 business days following the date the Seagram Fee becomes payable and (y) the expiration of the period in which Vivendi has the potential right to receive the Seagram Fee).

The Option is not currently exercisable and only becomes exercisable under certain circumstances. Vivendi expressly disclaims beneficial ownership of all shares of Seagram Common Stock that may be purchased upon exercise of the Option.


/s/ Guillaume Hannezo                                       June 28, 2000
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      Name:  Guillaume Hannezo                                  Date
      Title: Chief Financial Officer
      **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.